
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
       Nature of Amendment: updated Investment Bonus Structure and revisions to the
       Company's ownership structure.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Plainview Beef Co LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    January 12, 2024

Physical address of issuer
12501 S Florence, Jenks, OK 74037

Website of issuer
plainviewbeef.com

Name of co-issuer
Plainview Beef 2024 CF SPV LLC

Legal status of co-issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization

Delaware

Date of organization
February 14, 2024

Physical address of co-issuer
12501 S Florence, Jenks, OK 74037

Website of co-issuer
plainviewbeef.com

Name of intermediary through which the Offering will be conducted
EquityVest

CIK number of intermediary
1774391

SEC file number of intermediary
007-00215

CRD number, if applicable, of intermediary
306570

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A tiered Platform Fee as follows:

$ Amount >	$ Amount =<	Rate	Fees
$ 0	$ 250,000	6.000%	$15,000
$ 250,000	$ 500,000	5.000%	$12,500
$ 500,000	$ 1,000,000	4.000%	$20,000
$ 1,000,000	$ 5,000,000	3.000%	$120,000

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
No.

Stock, Warrants and Other Compensation- None.

Name of qualified third party "Escrow Facilitator" which the Offering will utilize-
North Capital Private Securities Corporation

Type of security offered
Common Units in Co-Issuer

Target number of Securities to be offered
355,000

Price (or method for determining price)
$1.00

Target offering amount
$355,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At Issuer's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
 April 30, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees- 2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 22, 2025

FORM C/A– Amended Offering Statement

Up to $5,000,000.00

Plainview Beef Co LLC

_____

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Plainview Beef Co LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), and its crowdfunding vehicle, Plainview Beef 2024 CF SPV LLC, a Delaware Limited Liability Company (the "Co-Issuer," together with the Company, the "Issuers"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Units of the Co-Issuer. The Co-Issuer will use the proceeds raised from the sale of such Common Units to fund its purchase of the Company's Common Units. As described more fully below, in purchasing the Co-Issuer's Common Units, purchasers will receive Co-Issuer securities that provide an indirect economic interest in the Company's Common Units on materially the same terms and with the same rights as those who purchase directly from the Company. For this reason, and in compliance with Regulation Crowdfunding under the Securities Act of 1933 (the "Securities Act"), the Issuers are considered to be co-issuers of the combined offering of the to the Co-Issuer and, in turn, the Common Units to purchasers thereof (together, the "Offering"), and are providing prospective investors here with information related to both the Company's and the Co-Issuer's Common Units (collectively, the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Issuers intend to raise at least $355,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Issuers are set forth below in the section entitled "_The Offering and the Securities--The Securities_". In order to purchase and to thereby obtain an indirect economic interest in the Company's Common Units, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Co-Issuer in its sole and absolute discretion. The Issuers have the right to cancel or rescind their offer to sell the Securities at any time and for any reason.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, EquityVest LLC (the "**Intermediary**"). All committed funds will be held in escrow with North Capital Private Securities Corporation f(the "**Escrow Facilitator**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates for a Closing, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

The Offering is being made through EquityVest (the "Intermediary"). The Intermediary will be entitled to receive the following platform fees, which are also described above.

$ Amount >	$ Amount =<	Rate	Fees
$ 0	$ 250,000	6.000%	$15,000
$ 250,000	$ 500,000	5.000%	$12,500
$ 500,000	$ 1,000,000	4.000%	$20,000
$ 1,000,000	$ 5,000,000	3.000%	$120,000

The table below presents the Service Fees and Commissions under different assumptions.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$355,000.00	$22,750.00	$332,250.00
Aggregate Maximum Offering Amount	$5,000,000.00	$167,500.00	$4,832,500.00

(1) This excludes fees to the Issuers' advisors, such as attorneys and accountants.
(2) This includes the Intermediary's Platform Fees.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Co-Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Issuers filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on their shared or respective websites at plainviewbeef.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate their reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section

15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company, the Co-Issuer or another party, or 5) the liquidation or dissolution of the Company or the Co-Issuer.

The date of this Form C/A is January 22, 2025.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE CO-ISSUER AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY OR THE CO-ISSUER IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THE SECURITIES OFFERED HEREUNDER ARE SUBJECT TO RESTRICTIONS THAT LIMIT THE HOLDER'S ABILITY TO TRANSFER SUCH SECURITIES. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "RISK FACTORS".

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, THE CO-ISSUER AND THEIR RESPECTIVE MANAGEMENT TEAMS CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, AND THE CO-ISSUER. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF

BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUERS RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S

CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuers will provide the opportunity to ask questions of and receive answers from their respective management teams concerning the terms and conditions of the Offering, the Issuers or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Issuers contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Issuers do not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Please be advised that the paragraphs numbers and the titles to the sections correspond with those set forth in the standard Form C/A published by the SEC.

THE COMPANY

1. **Name of the Issuer and Co-Issuer:**
   A. Issuer: Plainview Beef Co LLC (the "Company") is a Delaware Limited Liability Company, formed on January 12, 2024.
   B. Co-Issuer: Plainview Beef 2024 CF SPV LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on February 14, 2024.
   C. Information about the Issuer: The Company is located at 12501 S Florence, Jenks, OK 74037. The Company's website is plainviewbeef.com. The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.
   D. Information about the Co-Issuer: The Co-Issuer is located at 12501 S Florence, Jenks, OK 74037. The Co-Issuer's website is plainviewbeef.com. The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

ELIGIBILITY

2. **The Issuers have certified that all of the following statements are TRUE** for each of the Company and the Co-Issuer in connection with this Offering:
   - Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
   - Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
   - Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
   - Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
   - Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
   - Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

3. **Neither the Issuer or the Co-Issuer, or any of their respective predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.**

MANAGERS AND DIRECTORS OF THE COMPANY

4. Information about each Manager and each Director (and any persons occupying a similar status or performing a similar function) of the issuer:

There are two Co-Managers for the Company- Debra Sweeney and Gabriel Orr.

The Company is managed by a Board of Directors, which will initially include Debra Sweeney and Gabriel Orr, but the Managers can and intend to appoint additional members of the Board of Directors. The Managers and the officers of the Company are responsible for the conduct of the Company in the ordinary course of business and the Board of Directors have authority over extraordinary matters typically reserved to a Board of Directors.

The Managers, who are also officers of the Company, are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

      A. *Name*- Gabriel Orr

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Employer: PlainView Beef Co LLC
Title: Co-Manager, Member of the Board of Directors and CEO
Responsibilities: Serving as CEO

Dates of Service: Jan. 2024 – Present.

Prior Positions with the Company: none

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

Name of Entity: Precision Capital Ventures, LLC
Principal Business of Entity: Creating and developing private equity, venture capital and other investment opportunities and raising funds to execute such opportunities.
Title: Managing Member
Dates of Service: 2021 - 2024
Responsibilities: Manage venture development firm which evaluates and works toward securing various investment opportunities.

Name of Entity: Cool Blue Capital, LLC
Principal Business of Entity: Creating and developing private equity, venture capital and other investment opportunities and raising funds to execute such opportunities.
Title: Consultant
Dates of Service: 2020 - 2022;
Responsibilities: Assist in securing Philippine market approval of an American company's patented technology.

Name of Entity: Cornerstone Energy Development, Inc.
Principal Business of Entity: Development, management and exit of wind energy projects
Title: Managing Director
Dates of Service: 2011-2018; Consultant, 2018-2022
Responsibilities: Developed and assisted in handover of $220 million wind energy project in Philippines.

Education
Oral Roberts University; Masters in Business Administration and Finance, 2006.
Oral Roberts University, Bachelor of Science in Finance, 2003.

B. *Name-* Debra Sweeney

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Employer: PlainView Beef Co. LLC
Title: Co-Manager, Member of the Board of Directors and CMO
Responsibilities: Serving as CMO
Dates of Service: Jan. 2024 – Present.

Prior Positions with the Company: none

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Rosie's Farm Properties
Principal Business of Entity: To own and develop controlled environment agriculture for both animal and human consumption.
Title: CEO
Responsibilities: Handled the majority of administration functions, while securing future possibilities through networking, grants, and future minded endeavors.
Dates of Service: 2021- Present

Employer: Self
Principal Business of Entity: Worked with APEX insurance Derrick Lopez to offer Life Insurance and Medicare Policies to our clients.
Title: Insurance Agent (Health and Life);
Responsibilities: Focused on providing insurance for the senior market including both final expense and medicare.
Dates of Service: 2016-Present

Education
UCLA; Certificate of Early Childhood Education Teaching and Certificate of Early Childhood Education Administration Pacific Oaks College;
B ABLE program Nevada Real Estate Course Insurance Course for Life and Health Insurance AHIP Medicare education classes

OFFICERS OF THE COMPANY

5. Information about Officers of the Company.   Please see response #4 above.

PRINCIPAL SECURITY HOLDERS

6. Names and ownership levels of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name	Ownership level of voting equity securities
Gabriel Orr	37.88%

Holders of Common Units have no voting rights, with the exceptions that: (i) holders may vote to elect a successor Manager in the event that the position is vacant pursuant of the terms of the LLC Agreement for the Company; (ii) holders of Common Units may be asked to approve Affiliated Party transactions in the event that there are no Board members who are disinterested; (iii) an amendment to the LLC Agreement is proposed that that has a materially and disproportionately adverse effect on Members of a class of Securities compared to the effect on other Members in the same class, or (iv) there may be other situations where the Board decides to seek Member approval. Further, there are also non-voting Common Units issued to Members other than Investors which do not have voting rights in any event.

Capitalization of the Company

The Company has issued the following outstanding securities:

Type of security	Common Units
Amount outstanding	15,000,000
Voting Rights	One vote per Voting Unit owned, but voting rights are extremely limited
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	These Units are from the same class as the Units being offered in this offering. The Board of Directors of the Company may authorize issuance of more securities, which may have preferential rights and also be dilutive of the Common Units.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100%

Other as described above, there are no differences between the Securities issued pursuant to Regulation CF and each other class of security of the Company.

The Company has the following debt outstanding: $0.00

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Capitalization of the Co-Issuer

The Co-Issuer has one class of units, the Common Units, that represent, on a one-to-one basis, the Common Units of the Company.

The Co-Issuer has the following debt outstanding: $0.00

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

The Co-Issuer will be owned 100% by the Investors.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Detailed Description of the business of the Issuer and the Anticipated Business Plan of the Issuer.

THE COMPANY

Operations

The Company was formed in January 2024 and has not begun operations.

During the first twelve months of operations, PLAINVIEW BEEF plans to provide an area suitable to accommodate the installation of sprout growing equipment and immediately thereafter begin feeding cattle. We anticipate the first feeding cycle to be approximately 160 days to finish the cattle and prepare for butcher. If we're able to achieve our projected timeline, this would allow us to deliver our first cycle of cattle approximately 10 - 12 months after securing sufficient capital to begin operations. It is our goal to raise enough capital to carry out our business plan within 3 - 6 months of the kick-off of this Offering. We project our first year of operations to be limited to approximately 80 head of cattle on feed and do not expect to be profitable in the first 12 months of operations. However, we do anticipate increasing the number of cattle on feed during the 2nd year of operations and project to be profitable by the 3rd year and beyond.

Liquidity and Capital Resources

We are projecting to raise $5 million through this Regulation CF capital raise. We will break escrow and begin operations once we've reached $355,000. This will allow us to purchase and install the first line of equipment to grow sprouts and then as additional capital is raised, we will purchase as many cattle as we have sufficient capital to allow, up to 100 head. To be able to purchase all of the equipment required to grow enough sprouts to harvest and feed 100 head daily, and purchase the cattle, we will need to raise a minimum of $1.4 million. As additional capital is raised, we will plan to maintain approximately $1 million in working capital reserve and then begin to increase our cattle numbers as we demonstrate our ability to secure an adequate number of subscribers to sell the volume of beef. We anticipate a continued growth trajectory until we reach the number of cattle on feed required to consume the volume of sprouts that we're able to grow and harvest daily through 60 lines of sprout growing equipment. We project the company to be consistently profitable once the Company reaches 20 lines of sprout growing equipment, and for profitability to increase beyond that point.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

The Company may choose to secure debt financing based on the value of its assets. The Advisers to the Company have significant experience in obtaining loans from banks to fund cattle operations. Currently, it is contemplated that the Company will obtain a line of credit to fund many costs of operations, such as a significant percentage of the cost of cattle, plus the cost of transporting cattle, the cost of feed, the cost of raising the cattle, the cost of harvesting the cattle, the cost of storage, packaging and shipping the beef products and insurance for the cattle operation.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our operations) that, if the Minimum Amount is raised in this Offering, these funds when combined with our line of credit will be sufficient to satisfy our contemplated cash requirements through approximately the end of the calendar year 2024, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we increase the number of cattle we own and expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any strategic collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of our cattle business;
* The need to respond to technological changes and increased competition;
* The cost and delays in product development and delivery that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

Capital Expenditures and Other Obligations

The Company intends to evaluate future opportunities and consider those which management believes to be in the best interest of the Company with consideration of the capital available to work with.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Description of the Business

The Company plans to earn revenue using time tested techniques of raising and feeding cattle in combination with new and innovative high-speed feed growing technology. With this technology, the Company will grow a sprouted grass feedstock that will be incorporated into our cattle feeding processes to produce a verifiability healthier beef product.

Business Plan - The Company

The Company is committed to bringing the best experience to its customers through its innovative cattle feeding process. The Company will leverage its unique plan to use revolutionary sprout growing technology to feed freshly harvested sprouts to our cattle each day. The use of controlled environment agriculture will allow us to reduce the water consumption needed to grow the sprouts, vs traditional farming practices by approximately 90%, while maintaining computer control of all inputs, allowing us to provide our investors / customers with complete and full disclosure of everything that goes into our growing process. We believe that by using our technology advancements in reducing water consumption in agriculture and using freshly harvested sprouts as feed will allow our cattle to continue on the growth curve and naturally develop the needed muscle marbling to produce superior tenderness, taste, and nutritional content in each cut of our beef. We hope to develop beef that will rival and exceed the characteristics that our future customers, subscribers & investors have come to expect from their favorite steak house or restaurant. We believe that by changing the feeding process, we can achieve these results. It is our intention to provide our customers, subscribers and investors with a PLAINVIEW of all that goes into our cattle. This means a PLAINVIEW of cattle genetics, conditions of how the calves were raised and fed, assuring no steroids or hormones, no antibiotics, and no grain. Then we will provide detailed disclosure of how our sprouts are raised with no GMO seed, no chemical additives, such as fertilizers, pesticides or fungicides. We believe use of the term "organic" has become a means of justifying higher prices with little idea of what the word "organic" really means. For this reason, we do not intend to adhere to industry norms such as the term "organic" to describe our beef, we'll just focus on keeping everything in PLAINVIEW by providing full disclosure. We plan to market our beef primarily direct to our investors, subscribers and customers and then look to wholesale markets to clean up inventory and manage the flow. We promote a culture of quality and integrity in all aspects of our business, including the exceptional team we'll be working with and all that goes into this process from calves to your plate. We invite all stakeholders to share in this culture with us. This commitment fosters lasting relationships with our investors who will also be our customers.

The Company's Products and/or Services

Product / Service	Description	Current Market
Beef	grass-fed and sprout-finished beef	retail consumers

The proceeds of the Offering will be used to launch a cattle farming operation, which will result in the production of 100% grass-fed and sprout-finished beef, for direct sale to retail consumers.

The Company's product is not currently in production, but the Company intends to distribute its beef products directly to consumers.

Competition

The Company's primary competitors are sellers of beef in the following sectors. Retail: grocery stores such as Walmart, Whole Foods, Sprouts, and Wegmans. Bundles: McCafferty Ranch, Half Cow Beef, Hillcrest Beef. Subscription: Good Chop, Butcherbox, Omaha Steaks. Direct Offering: Agridime, US Wellness Meats.

While there are many competitors selling "grass fed" beef, we intend to differentiate PLAINVIEW BEEF through our process and method of feeding sprouts to our cattle for the last 120 - 180 days prior to butcher. This process and methodology should produce meat quality of tenderness and taste that is not readily available in the market today. The process we will use will allow the cattle to naturally develop the muscle marbling that is required to achieve tender and tasty meat. In conclusion, we believe that our customers will quickly learn that they cannot find other "grass fed" beef options that are comparable. Our confidence is because we've been unable to identify other competitors using similar technology or feeding process which would allow their cattle to achieve similar muscle marbling.

Supply Chain and Customer Base

We have an understanding with a manufacturer of the sprout growing equipment to provide us with our daily feed needs at or near our cattle feeding operations. We expect to purchase the sprouts at $150 / ton, harvested fresh every day and feed them to our cattle within 1 - 10 hours of harvest each day. The only raw materials required to grow the sprouts, will be non-GMO wheat seed and water. We will be located in areas where both will be plentiful, relative to the volumes required. The water consumption anticipated to grow the sprouts is about 90% less than traditional methods of growing wheat. We may choose to feed alfalfa hay with our sprouts, but if this is the case, there is ample availability of alfalfa in the areas as well.

The Company does not currently have customers, but the Company's intended customers are retail consumers of beef who will participate in a direct to consumer format.

Intellectual Property

The Company is dependent on the following intellectual property: The Company intends to register trademarks for several concepts related to its name and intends to develop best practices for feeding cattle and cattle care. We will endeavor to create new methods of improving the feed and the feeding process.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Owning / feeding cattle	State Governments	None		

We intend to work with 3rd party companies and individuals to feed our cattle on a custom basis. There are no government licenses or approvals required to feed cattle. We will rely on the licenses and approvals of our 3rd party feeders and then the butchers and processing plants to prepare and ship our beef.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 12501 S Florence, Jenks, OK 74037

The Company conducts business in Oklahoma.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 2 employees.

Advisers of the Company

The Company has 5 key Advisers.

The advisers to the Company have extensive experience in the cattle industry and will be able to extend this knowledge and experience to the PLAINVIEW team as needed.

Boyd Orr - 70 years in farming and ranching at the Orr farm in Kansas. 25 years as an owner and operator of a cattle feed yard with an average capacity of 20k head. Spent the last 6 years as a legislator in Kansas House of Representatives.

Brent Orr - Initial post graduate career was spent working as a CPA in rural NE Colorado. Has involvement working directly and indirectly in the cattle business in many capacities; in the cow / calf segment, managing calves on pasture for myself and others, managing a growing lot for feeder calves, and for the last 15 years in agricultural lending as a bank director and loan committee member. Finally, the last 5+ years in private equity/finance.

Ryan Shay - 30 years in ranching. Currently the owner of 500 head cow / calf operation in Northwest Kansas.

Larry Gardner - 60 years in farming and ranching. Currently the owner of 2,500 head cattle operation in Colorado and Oklahoma.

Jerot Pearson - Owns and manages a 5th generation farm operation in Western Kansas dedicated to regenerative farming practices. Jerot is a licensed professional engineer and a business owner of manufacturing and development ventures.

THE CO-ISSUER

Business Plan - The Co-Issuer

Plainview Beef 2024 CF SPV LLC (the "Co-Issuer") was formed by or on behalf of the Company on February 14, 2024 in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the Investment Company Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's Securities in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of the Co-Issuers Securities to purchase the Company's Securities;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  o If contemplated by the terms of the Operating Agreement, the voting of the Securities it holds, noting that is will only vote the in accordance with such instructions; and
  o Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the Securities and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

Manager of the Co-Issuer

The Company is the manager of the Co-Issuer.

Indemnification

Indemnification is authorized by the Co-Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has 0 employees.


RISK FACTORS


8. Material Factors that Make an Investment in the Company Speculative or Risky:

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a start-up Company and our business model currently focuses on building a premium beef brand and commencing operations that can feed our cattle with freshly grown sprouts to the optimum weight needed to achieve the desired taste and health benefits for our consumers. This focus may not produce the desired results that could be otherwise achieved by using other methods of feeding cattle, and/or exploiting other sales channels and/or by pursuing other business plans. While we intend to generate revenue and profits in the future, we cannot assure you when or if we will be able to do so.

We may experience difficulty in raising adequate capital through this offering and by attempting to obtain a line of credit.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research, development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company was formed under the laws of Delaware on January 12, 2024. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our feed centers which will directly effect the number of cattle we can raise and market to our end consumers, and subsequently may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience in (i) ranching, (ii) science related to maximizing the benefits of our cattle feed and cattle feeding process and who can development new methods, (iii) business roles that translate to our industry, (iv) sales and marketing of our beef products, and (v) other key roles .

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We may face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our beef products is highly competitive.
The Company intends to offer healthier, better-tasting beef products. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved beef products and thus may be better equipped than us to develop and commercialize their beef product lines. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our beef products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide the feed stock for our cattle operations, which is the major source of differentiation from our competition.
We depend on these feed service providers to meet our cattle nutrition related demands and help them gain the adequate weight needed to produce our beef products. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon feed supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate feed production for our cattle, do not provide feed quantity and quality enough to meet the cattle's nutritional requirements helping them perform to our expectations. Our feed suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular green sprouted cattle feed.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
We rely on single or a limited number of service providers and outsourcing vendors for a number of key functions, including marketing, purchasing cattle, transporting cattle, providing ranching services to raise the cattle, processing the cattle, packaging, storing and shipping the beef products to customer and more. We do so because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to perform the critical services described above. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services, such as monitoring the production of premium grade feed and monitoring our cattle feeding process.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, and/or a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of health focused beef products, our business depends on developing and maintaining close and productive relationships with our vendors, particularly with regard to the acquisition of cattle, the development of our cattle and the acquisition of premium grade cattle feed.

We depend on our vendors to sell us quality products at favorable prices particularly with regard to the purchase of cattle and premium grade cattle feed. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality products at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products.

Quality management plays an essential role in determining and meeting customer requirements, preventing sub-standard or unhealthy products and improving the Company's products and services.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source cattle and other feedstocks from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our cattle, we may be subject to faulty, spoiled or tainted cattle and feedstock inputs, which would negatively affect our end beef products to our consumers. This could decrease customer demand for our products. In addition, if there are serious illness or injury due to our beef products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

In general, demand for our beef products and beef delivery services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

We will receive and store individually identifiable data associated with our customers, vendors and potential investors. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and privacy laws, and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations relating to purchasing and the delivery of our beef products depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our investors and customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We have a need to store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy as it enables us to attract customers, create profiles for customers, and provide user friendly order processes and payments. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the products we provide to customers, and damage our reputation, and cause a loss of confidence in our products, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we will have to devote significant resources to data processing and security. The expenses associated with protecting such sensitive information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters.

Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Specifically, extreme temperatures, extreme droughts, excessive precipitation, and other weather events in areas caused by climate change where our cattle are located, or where our cattle feed is grown could have a material adverse effect on our results of operations, financial condition, and liquidity.

Livestock loss condition associated with adverse weather, disease resulting from adverse weather, and predation by federally protected species.

Some adverse weather events include hurricanes, floods, blizzards, wildfires, extreme heat or cold, tornados, and an array of other weather events which unexpectedly occur. We cannot be compensated for above-average mortality levels in our herd of cattle if there is not a loss condition to accompany it.

For example, extremely low temperatures and increased moisture compromise the immunological robustness of animals and create more favorable conditions for pathogens. This adverse weather event results in ideal growing conditions for larkspur, which is extremely toxic to cattle. During this loss period, larkspur would be growing more abundantly, and therefore, increased consumption by livestock would result in increased mortality rates. These conditions increase the mortality rate beyond what is attributable to just the extreme cold.

In addition, drought can cause significant damage to pastures and native rangeland. As a result, cattle and other grazing livestock inventories may be intentionally reduced to avoid overgrazing on that land, or abnormal hay supplementation may occur.

We may become subject to legislation, regulation and litigation regarding climate change, and compliance with any new rules could be difficult and costly.

Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

Cattle are a significant source of GHG, most notably methane, which is a destructive GHG. We believe that our use of a premium grade cattle feed will reduce GHG emissions, but there are no guarantees of that at this point. It is possible that raising cattle could become regulated as a producer of GHG, which could have negative consequences on our operations, business prospects and Company. We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change. Specifically, there has been a growing trend where lawsuits are filed against companies which emit GHGs.

Raising cattle comes with the risk of disease and must be managed properly and promptly.
The most common causes of alarm for beef cattle are Bovine Respiratory Disease, Bovine Viral Diarrhea, Pinkeye, Blackleg, Mastitis, Foot Rot, Calf Scour, Anthrax, Foot and Mouth, among others. With good management, many of the most common diseases can be effectively controlled, but diseases can have a significate impact on herd health and productivity. While the risk of substantial death loss due to disease remains low with typical industry averages for death loss are below 3%, catastrophic events are noted in modern times. A direct economic impact of clinical and subclinical livestock disease conditions is the loss of, or reduced efficiency of, production. Lost production would negatively impact the Company. The magnitude of the economic burden will depend on production conditions and market circumstances.

Many of the risks of raising cattle may not be covered by available risk abatement options, such as insurance, in a cost-effective manner.
There are numerous potential sources of risk abatement available in the cattle industry, and management of the Company, with the assistance of its industry expert advisers, is reviewing all credible alternatives. There are no assurance that risk abatement options, including insurance and governmental programs, are available to cover all risks. Further, risk abatement options may be available but may not be financially feasible. For these reasons, we can make no assurances that the risks of operating our business, many of which are discussed herein, can be hedged by risk abatement plans and programs.

The Company's success depends on the experience and skill of the board of directors, its executive officers, key employees and key advisers.
In particular, the Company is dependent on Gabriel Orr and Debra Sweeney who are Co-Managers, CEO and CMO of the Company, respectively. The Company has or intends to enter into employment agreements with Gabriel Orr, Debra Sweeney, and Brent Orr although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Gabriel Orr and Debra Sweeney or any member of the board of directors, executive officers or key advisers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Gabriel Orr, Brent Orr, and Debra Sweeney in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Gabriel Orr, Brent Orr, and Debra Sweeney die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. Other potential adverse consequences include disruptions in: cattle transportation, meat processing, storage, packaging and shipment, marketing and sales efforts, supply chain, etc. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We are dependent on third-party suppliers for cattle, key raw materials, packaging materials and cattle feeding inputs, and our use of natural ingredients exposes us to weather and crop reliability.
We purchase the cattle, raw materials used to feed our cattle, including wheat, barley, hay, and other ingredients, and the procurement of our cattle from a number of domestic third-party suppliers. The demand for cattle in the United States is high due to huge reduction in cattle herds across the country. Certain U.S. cattle suppliers are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The cattle industry is facing shortages, and other beef cattle companies with greater financial resources than us have the ability to purchase large quantities of cattle beyond what we could. In addition, cattle, wheat, barley and hay are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of wheat or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the cattle, wheat, barley, and hay crops each year, and significant failure of these commodities would adversely affect our business.

The process of growing sprouts from wheat and barley requires a constant supply of fresh water.
Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. In addition, we source a substantial portion of our wheat and barley from Northern and Mid-Western regions of the USA. This region has faced drought conditions in the past, and any future droughts could materially and adversely affect our ability to source wheat and barley in the future.

Growth rates higher than planned or the introduction of new products could create higher demand for inputs greater than we can source.

Although we believe that there are alternative sources available for cattle and feedstock inputs, there can be no assurance that we would be able to acquire such from substitute sources on a timely or cost-effective basis in the event that our desired suppliers could not adequately fulfill contracts, which would adversely affect our business and results of operations.

We source certain packaging materials, such as boxes, containers, bags, dry ice, labels, and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Our beef cattle business uses 3rd party processing plants to package and age the beef we produce.

We compete with large producers and other cattle producers for such business, which may be in limited supply. If we are unable to achieve cattle volumes on feed it could affect our ability to achieve commercially reasonable prices for processing and packaging, which could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

We are heavily dependent on our ability to distribute directly to our consumers.

In the United States, where substantially all of our beef will be sold, we must build our consumer demand from scratch. We currently have a limited network of relationships and our sustained growth will require us to build and maintain a much larger pool of relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to build and maintain a distribution network for our beef products and/or secure additional distribution contracts on terms favorable to us, or at all.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for beef can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation or failure to meet reasonable contractual requirments) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beef supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, when we have enter into contractual relationships with potential distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beef distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our beef cattle operations in the event that we change our business model for outsourcing managing the cattle, for harvesting the cattle and for shipping beef products.

Federal, state and local laws and regulations govern the production and distribution of beef, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. If we change our business model, then we may have to obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Trade Bureau, the Food and Drug Administration, state regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Noncompliance with such laws and regulations may cause the Trade

Bureau or any particular state or jurisdiction to revoke its permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

We may experience a shortage of seed, hay, or cattle necessary to distribute beef.
We can only distribute our beef through dependence on third parties. If beef demand increases, we may experience a shortage of available inputs needed to fill sales orders. If we cannot meet our cattle requirements through purchases, we may be required to delay some of our beef shipments. Such delays could have an adverse impact on sales and relationships with customers and potential wholesalers.

The beef cattle business is somewhat seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.

Inability to secure beef-packers for our products could impair our operations and substantially reduce our financial results.
We rely on third parties, called beef packers in our industry to process our products. We currently have three parties interested in packing our beef. These packers will only inter into an agreement with us should we be able to produce the volume of cattle necessary to enter into such an agreement. Such agreements will take a number of calendar days prior to initiation to secure and once the initial term ends a subsequent extension period will need to be negotiated. Our dependence on beef packers puts us at substantial risk in our operations. If we are unable to build these relationships on an ongoing basis, we may be unable to establish such relationships on favorable terms, if at all.

The inability to attract or the loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We will seek to expand distribution of our products by entering into strategic arrangements with restaurants or other direct store delivery distributors that have established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beef products. In many cases, such products compete directly with our products. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our beef products and branding.
Our business depends on acceptance by both our end consumers as well as any independent distributors of our brands as beef brands that have the potential to provide incremental sales growth. We believe that the success of our product brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brand to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:
- the introduction of competitive food products;
- changes in consumer preferences among beef products;
- changes in consumer eating and snacking habits, including trends away from eating meat or certain related categories and/or products;
- changes in awareness of the social effects of farming and food production;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding cattle, beef products or similar products;
- any unfavorable publicity regarding our brand;

- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting raising, labeling, marketing or health of our products;
- new science or research that produces superior competitive products and/or that allows competitive products to be materially less expensive;
- new science or research that disputes the healthfulness of our products; and
- adverse decisions or rulings limiting our ability to promote the benefits of beef products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We rely, in part, on our third-party providers to maintain the quality of our products; these providers include the provider of our sprouts, the companies harvesting the cattle, butchering the meat, storing the beef, packaging the beef and shipping the beef products.

The failure or inability of these parties to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Each third-party will be required to maintain the quality of our products and to comply with our product specifications and requirements under their certification. Each third party may also be required to comply with all federal, state and local laws with respect to food safety. However, our third-parties may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. It could also create food safety issues, especially on the storage, packaging and shipment of beef products. We would have these same issues with any new service providers, and they may be exacerbated due to the newness of the relationship. The failure of any provider to produce end products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.

We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials, such as wheat, barley, hay, and cattle. In addition, we purchase and use significant quantities of film, paper, plastic sheeting, boxes, containers and corrugate to package our products. In recent periods, the prices of wheat, barley, hay and cattle have been priced above their respective averages and we could realize some negative effects from these high prices in the form of increased cost of goods sold and resulting lower gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of cattle.
Our ability to ensure a continuing supply of our cattle at competitive prices depends on many factors beyond our control, such as the number and size of farms that raise cattle, presence of feed, changes in national and world economic conditions and our ability to forecast our cattle requirements. The cattle that we procure are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower yields and reductions in quality, will reduce the available supply of our core business. If cattle supplies are reduced or there is greater demand for cattle, we may not be able to obtain a sufficient supply on favorable terms, or at all, which could impact our ability to supply beef products to our end markets.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales and inventory of beef products.
We plan to rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer customers may diminish, which could diminish the value of our business.
We intend to establish and offer an attractive brand for our customers because our products will be high quality. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics customers may decrease their orders of our products and downgrade the placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

The Common Units will not be freely tradable until one year from the initial purchase date and will be subject to transfer restrictions thereafter. Although the Common Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common Units. Because the Common Units have not been registered under

the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common Units may also adversely affect the price that you might be able to obtain for the Common Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The company is Managed by Designated Co-Managers but vacancies in a Manager Position will be filled by vote of a majority of the voting Common Units of the Company; A majority of the Company is owned by a small number of owners; The Board of Directors, the Co-Managers, and the officers of the Company are responsible for the conduct of the business of the Company and Investors have no input and very limited rights.
Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Managers, officers and directors of the Company could use their positions to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Managers and the Company's officers, directors, agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Manager to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Manager than would be available if these provisions were not contained in the Company's Limited Liability Company Operating Agreement.

Purchasers Will Not Participate in Management
Our Board of Directors has full responsibility for managing our Company. Our Managers and officers will have the authority to operate the Company in the ordinary course of business. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances when there is a vacancy in the Manager position and as allowed under Delaware law. Please consult the Limited Liability Company Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

TAX MATTERS

Each of the Company and the Co-Issuer are Delaware limited liability companies. Each of the Company and the Co-Issuer are intended to be taxed as partnerships for U.S. income tax purposes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR UNDER FEDERAL AND STATE LAW, AND POSSIBLY THE LAWS OF FOREIGN COUNTRIES, RELATED TO THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

ALTHOUGH EACH INVESTOR SHOULD CONSULT WITH ITS OWN TAX AND/OR ERISA ADVISER AND A FULL DISCUSSION OF ALL POTENTIAL TAX ISSUES IS BEYOND THE SCOPE OF THIS FORM C/A, PLEASE NOTE THAT AN INVESTMENT IN THE COMPANY INVOLVES SUBSTANTIAL TAX RISKS. THE TAX RISKS INCLUDE, WITHOUT LIMITATION: (I) CHANGES IN FEDERAL INCOME TAX LAWS; (II) A CHANGE IN THE COMPANIES STATUS AS A PARTNERSHIP FOR TAXES PURPOSES; (III) TAXABLE INCOME MAY BE ALLOCATED TO INVESTORS IN EXCESS OF DISTRIBUTIONS; (IV) DISTRIBUTIONS MAY NOT BE ADEQUATE TO FUND TAX LIABILITIES OF THE INVESTOR; (V) ALLOCATION OF TAX ITEMS AMONG MEMBERS MAY BE DIFFERENT THAN OWNERSHIP PERCENTAGES; (VI) AT RISK LIMITATIONS AND THE PASSIVE ACTIVITY LOSS RULES MAY LIMIT DEDUCTIBLE LOSSES; AND (VII) THERE IS A RISK OF AUDIT AND TAX ASSESSMENTS FROM THE IRS OR STATE AUTHORITIES THAT MAY REQUIRE INVESTORS TO AMEND THEIR OWN TAX RETRUNS. THIS TAX DISCUSSION IS NOT TAX ADVICE TO INVESTORS. EACH INVESTOR IS ADVISED TO CONSULT WITH HIS/HER OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF INVESTING IN THE COMPANY.

The Company has the right to conduct multiple "rolling" closings during The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and then on a monthly basis thereafter. Investors should be mindful that this means

they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

THE OFFERING

9. The purpose of the offering is described as follows: We are projecting to raise $5 million through this Regulation CF capital raise. We will break escrow and begin operations once we've reached $355,000. This will allow us to purchase and install the first line of equipment to grow sprouts and then as additional capital is raised, we will purchase as many cattle as we have sufficient capital to allow us to acquire, care for and process, up to 100 head, and we will pay for the costs of transporting, raising and harvesting cattle, plus the cost of storage, packaging and shipment of beef products, plus pay for Company overhead. To be able to purchase all of the equipment required to grow enough sprouts to harvest and feed 100 head daily, and purchase the cattle, we will need to raise a minimum of $1.4 million. As additional capital is raised, we will plan to maintain approximately $1 million in working capital reserve and then begin to increase our cattle numbers as we demonstrate our ability to secure an adequate number of subscribers to sell the volume of beef.

THE OFFERING AND THE SECURITIES 5156 7675 1878 9800 6 28

The Offering
The Company is offering up to 5,000,000 Common Units for up to $5,000,000.00. 100% of these securities will be offered and sold to the Co-Issuer based on the Co-Issuer's offer and sale of the corresponding interests in the Co-Issuer to Purchasers of such Common Units. The Co-Issuer is offering up to 5,000,000 Common Units for up to $5,000,000.00. The Issuers are collectively attempting to raise a minimum amount of $355,000.00 in this Offering (the "Minimum Amount"). The Issuers must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be

returned to potential investors without interest or deductions. The Issuers have the right to extend the Offering Deadline at their discretion.

Securities Offered

The Co-Issuer is offering Common Units to the potential investors. The Common Units have a purchase price of $1 per Unit, unless purchased on or before July 5, in which case all investors will receive 20% incentive units based on the number of Units purchased at $1 per Unit. As of the date of this Form C/A, the Co-Issuer is offering a 2nd incentive of 10% additional Units on investments made on or before March 18, 2025.

Investment Bonus Units will be provided to larger investors, as set forth in the next paragraph below. The Common Units of the Company have very limited voting rights, i.e., the right to elect a successor Manager of the Company in the event of a vacancy.

For each Common Unit issued by the Co-Issuer, the Co-Issuer will purchase an equal number of Common Units in the Company. Thus, the Co-Issuer will issue Units that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Company pursuant to Regulation Crowdfunding; thus, the purchase price for each Unit issued by Co-Issuer will be used to buy one Common Unit (as defined herein) of the Company's membership interests, which shall result in a one-to-one relationship between the Units issued by Co-Issuer and the Common Units of the Company purchased by Co-Issuer from the Company.

Incentive Units- These Units will be offered to any investor who funds an investment on or before July 5, 2024. This incentive shall be a unit increase of 20% for all investors.

2nd Incentive Units- These Units will be offered to any investor who funds an investment by March 18, 2025. This 2nd Incentive shall be a Unit increase of 10% for these investors.

Investment Bonus Units- Bonus Units will be offered to Accredited Investors only as follows:

Bonus Shares being offered to Accredited Investors of = or > $ 20,000			
Reg CF Investors	**Investment Amount**	**Bonus %**	**Resulting Ownership**
(Contingent on Net Worth or Annual Income, whichever is greater)			(in Common Units)
If Net Worth or Annual Income is less than $124K - then limit is 5%			
If Net Worth or Annual Income is greater than $124K - then limit is 10%	$ 500	0.0%	500.0
An investment of $0 to $20K will be at our standard terms -	$ 20,000	1.0%	20,200.0
	$ 25,000	1.7%	25,416.7
An investment of more than $20,000 will receive bonus shares equal to the bonus % as shown in the table, if the investment is an amount between the table threshold amounts, the investor will receive the bonus shares for the closest threshold amount less than the $ amount invested.	$ 30,000	3.3%	31,000.0
	$ 35,000	5.0%	36,750.0
	$ 40,000	6.7%	42,666.7
	$ 45,000	8.3%	48,750.0
	$ 50,000	10.0%	55,000.0
	$ 75,000	15.0%	86,250.0
	$ 100,000	20.0%	120,000.0
	$ 150,000	23.3%	185,000.0
	$ 200,000	26.7%	253,333.3
	$ 250,000	30.0%	325,000.0
	$ 300,000	32.0%	396,000.0
	$ 350,000	34.0%	469,000.0
	$ 400,000	36.0%	544,000.0
	$ 450,000	38.0%	621,000.0
	$ 500,000	40.0%	700,000.0

The Securities of Issuer Outstanding

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 15,355,000 Common Units outstanding, assuming that no Bonus or Incentive Units are issued.

At the initial closing of this Offering (if the minimum amount is sold), the Co-Issuer will have 355,000 Common Units outstanding, assuming that no Bonus or Incentive Units are issued.

At the initial closing of this Offering (if the maximum amount is sold), the Company will have 20,000,000 Common Units outstanding, assuming that no Bonus or Incentive Units are issued.

At the initial closing of this Offering (if the maximum amount is sold), the Co-Issuer will have 5,000,000 Common Units outstanding. Should the entire maximum amount be raised through the top tier of the Bonus Unit structure to Accredited Investors and Maximum Incentive Units issued, the Co-Issuer could have as many as 7,335,225 Common Units outstanding.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of cash to the holders of the Securities or "Units." The Company's Board of Directors determines when and how distributions are made. Distributions may be made to the extent that the Company has cash available for distribution on hand and which, as determined by the Manager, is not needed to pay operating expenses of the Company or to satisfy the existing or future obligations of the Company. The Manager shall make distributions to holders of Units pro rata in accordance with their ownership percentage. Distributions are apportioned to holders of Units on a pro-rata basis. The Units are not entitled to a preferred return.

Allocations

To determine how the income, deductions, gains and losses of the Company will be shared, the LLC Agreement allocates net income or loss to each Member's Capital Account generally proportionate to their ownership of Units. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions
The holders of Units are not required to make additional capital contributions following the Offering to the Company.

Transfer
Holders of Units will not be able to transfer their Units without the approval of the Company. All transfers of Units are subject to state and federal securities laws and to the terms and conditions of the LLC Agreement.

Withdrawal
The Company is not required to make payments to a holder of Units upon such holder's withdrawal from the Company.

Voting and Control
The Securities have the following voting rights: One vote per Voting Unit. Holders of Common Units have no voting rights, with the exceptions that: (i) holders may vote to elect a successor Manager in the event that the position is vacant pursuant of the terms of the LLC Agreement for the Company; (ii) holders of Common Units may be asked to approve Affiliated Party transactions in the event that there are no Board members who are disinterested; (iii) an amendment to the LLC Agreement is proposed that that has a materially and disproportionately adverse effect on Members of a class of Securities compared to the effect on other Members in the same class, or (iv) there may be other situations where the Board decides to seek Member approval. Further, there are also non-voting Common Units issued to Members other than Investors which do not have voting rights in any event.
The Company and the Co-Issuer each have an Operating Agreement in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Transfer Agent and Registrar
The Issuers will act as transfer agents and registrars for the Securities.

Offering Price of the Securities
The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of valuation, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities and to obtain an indirect economic interest in the Company, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment for any reason within 48 hours from the time of their investment commitment. The Intermediary will notify Purchasers if and when the Minimum Amount has been reached at which time the Issuers may close the Offering and accept the funds committed by any Investor for which the right to cancel within the initial 48 hour period following such commitment has lapsed (absent a material change in the interim that would require an extension of the offering and reconfirmation of the investment commitment).

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Issuers will provide notice to prospective investors and receive reconfirmations from Purchasers who have already made commitments. If a prospective investor that has previously conveyed to the Issuers an investment commitment but has not yet purchased the Securities does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the prospective investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a prospective investor does not cancel an investment commitment within 48 hours prior to the end of the offer period, the funds will be released to the Issuers upon closing of the Offering and the prospective investor, now a "Purchaser", will receive Common Units of the Co-Issuer in exchange for the investment. Any Purchaser funds received after the initial closing will be released to the Issuers upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $355,000 in investments is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21 days after the time the Offering was opened, all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. After the first Intermediate Close, the Company will conduct subsequent Intermediate Closings at their discretion by giving written notices, but not less frequently than on a monthly basis, until more than thirty (30) days remain before the Offering Deadline.

Subscription Agreements are not binding on the Company or the Co-Issuer until accepted by the Company, or the Co-Issuer, as applicable, each of which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company or the Co-Issuer should reject all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through EquityVest, the Intermediary.

10. The Issuer intends to use the proceeds of this Offering as follows:

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.70%	$ 20,250	3.35%	$ 167,500
Campaign startup expenses or related reimbursement	15.37%	$ 54,579	2.04%	$ 102,079
Estimated Attorney Fees	0.00%	$ 0	1.09%	$ 54,579
Estimated Accountant/Auditor Fees		Included above		
General Marketing	11.27%	$ 40,000	1.44%	$ 72,102
Equipment Purchases	42.68%	$ 151,500	7.00%	$ 350,000
Cattle purchase costs	23.94%	$ 85,000	1.28%	$ 63,750
Cattle feed costs		Source of funds to cover these expenses is anticipated to be an operating line of credit therefore the impact is accounted for through the statement of income and expense (Profit & Loss).		
Cattle management costs				
Harvesting Costs				
Cattle transport costs				
Beef storage, packaging and shipment costs				
Compensation to Co-Managers				
Insurance				
Miscellaneous				
Working Capital Reserve		$ 0	20.00%	$ 1,000,000
General Working Capital	1.03%	$ 3,671	63.80%	$ 3,189,990
Total Uses	**100.00%**	**$ 355,000**	**100.00%**	**$ 5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Such fees are the responsibility of and will ultimately be borne by the Company

The Company does have discretion to alter the use of proceeds as set forth above, while the Co-Issuer does not have such discretion as it relates to the purchase by it of the Company's Securities. The Company may alter the use of proceeds under the following circumstances: If other start up fees are incurred which are not accounted for in the above projections, those costs and fees will be covered out of the proceeds.

11. (a) The Issuer did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

(b) Upon reaching in Minimum, the invested funds will be delivered by the intermediary to the Issuer and the Issuer will inform each in Investor that it owns a number of Units in the co-Issuer equal to the dollar amount invested, plus any Bonus Units issued to the Investor.

12. Investors may cancel investment commitments until 48 hours prior to the end of the offer period. Once the offering period is within 48 hours of ending, you will not be able to cancel for any reason even if you make your commitment during this period. If the offering does not close in accordance with its terms, investor funds will be returned to investors by the intermediary.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. **Terms of the Securities Being Offered.** Investors will purchase Common Units of the Co-Issuer, that indirectly represent, on a one-to-one basis, the Common Units of the Company.

14. **The Common Units have very limited voting rights.**

15. **The Common Units Only Vote in Limited Situations.** Holders of Common Units have no voting rights, with the exceptions that: (i) holders may vote to elect a successor Manager in the event that the position is vacant pursuant of the terms of the LLC Agreement for the Company; (ii) holders of Common Units may be asked to approve Affiliated Party transactions in the event that there are no Board members who are disinterested; (iii) an amendment to the LLC Agreement is proposed that that has a materially and disproportionately adverse effect on Members of a class of Securities compared to the effect on other Members in the same class, or (iv) there may be other situations where the Board decides to seek Member approval. Further, there are also non-voting Common Units issued to Members other than Investors which do not have voting rights in any event.
These voting rights are established in the LLC Agreement for the Company and are passed through to the Investors by virtue of the LLC Agreement for the Co-Issuer.

16. **The Terms of the securities of the Co-Issuer being offered may not be modified. The securities in the Company held by the Co-Issuer may not be modified, but new classes of securities with different and/or preferential rights may be authorized and issued by the Board of Directors of the Company.**

Restrictions on Transfer of the Securities Being Offered
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/ brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition, the Securities issued by the Company and the Co-Issuer are subject to further restrictions, which are included in the LLC Agreements for the Company and the Co-Issuer, including most notably the following:

- <u>Right of First Refusal</u>. In the event that an investor in the Company or the Co-Issuer wishes to sell its Units, the Company in essence has a right to purchase those Units on the same terms as the investor was willing to accept from a third-party purchaser.
- <u>Drag-Along Rights</u>. The Company has drag-along rights where it can require investors to participate in a transaction involving a change of control on the same terms and conditions applicable to all owners of Units in the Company or the Co-Issuer.
- <u>Tag-Along Rights</u>. In the event of a sale of 50% or more of the Units of the Company, then investors have the right to participate in that transaction on the same terms and conditions applicable to all owners of Units in the Company or the Co-Issuer.

Description of Issuer's Securities

17.   **The Co-Issuer will purchase Common Units of the Company.** Holders of Common Units have no voting rights except as set forth in Section 16 above. Further, there are also non-voting Common Units which do not have voting rights in any event.

All Common Units including those purchased by the Co-Issuer will have equal rights to share in distributions, including liquidation proceeds, and allocations of profit and loss.

There are no other classes of securities of the Issuer or Co-Issuer authorized or outstanding. The Board of Directors of the Company have the power and authority to create new classes of securities in the future.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the percentage of ownership:

Name	Percentage Owned Prior to Reg CF Offering
Gabriel Orr	37.88%

Following the Offering, the Purchasers will own 1.775% of the Company if the Minimum Amount is raised and 25.0% if the Maximum Amount is raised (this does not account for Bonus Units issued to Accredited Investors and/or Incentive Units pursuant to the "Investment Bonuses" and/or "Incentive Units section). If the Maximum Amount of Bonus Units and Incentive Units are issued, then the investors will own 32.84% of the Company.

Securities Reserved for Issuance

The Company has reserved Common Units to be granted as Employment Incentive Units which cannot exceed 23.79% of the Units outstanding at any time.

18.   **There are no other securities currently authorized or outstanding that could cause the Units being offered to be materially limited, diluted or qualified by the rights of any other such class of securities. The Board of Directors of the Company may create new classes of securities of the Company.**

19.   **The securities of Issuer being offered to the Co-Issuer and in turn to investors in the Co-Issuer are identical and subject to the same terms and conditions as apply to the other currently outstanding securities of the Issuer.**

20.   In the event of a sale of Units in the Company or the Co-Issuer, the Rights of First Refusal, the Drag-along Rights and the Tag-Along rights described in Section 16 above are applicable.

21.   The securities being offered are valued as follows:

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $15,000,000 without considering bonus or incentive units offered. If the maximum bonus and incentive units are issued then the pre-Offering value to the Company is $7,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

22.   There are many risks to investors relating to their minority ownership in the issuer through the Co-Issuer. As noted above, the securities issued by the Company to the Co-issuer and by the Co-Issuer to investors have no material voting rights and are subject to Rights of First Refusal and Drag-Along Rights. See Section 16 above. They also have Tag-Along Rights when a Change in Control occurs. Please see the Risk Factors related to the securities.

23.   Risks Associated With Corporate Actions.
   A. Additional Issuances of Securities- The Securities may be significantly diluted as a consequence of subsequent equity financings.
   The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.
   The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone.
   If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities.
   The availability of capital is at least partially a function of capital market conditions that are beyond the control of the company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.
   In addition, the Company has certain equity grants and may have in the future convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the holders of the Securities upon a qualifying financing.
   B. Issuer Repurchase of Securities- The Company currently holds a Right of First Refusal to acquire any Common Units offered for sale by an Investor. The Company does not have the right to require Investors to sell their Common Units. Any amendment to the Operating Agreement that has a materially and disproportionately adverse effect on Members of a class of Securities compared to the effect on other Members in the same class requires the prior written consent of the adversely effected class Member(s). In addition, there are no provisions attached to the Securities in the Offering that would permit and Investor to require the Company to repurchase

the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

C. <u>A sale of the Issuer or of assets of the Issuer-</u>

The Securities in this Offering have no protective provisions. As such, Investors will not be afforded protection, by any provision of the Securities or as a Member of Co-Issuer, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, sale of substantially all assets of the Company, exercise of Drag-Along Rights, or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection, except that Investors have Tag Along rights as set forth in Section 16 above, and except as provided under the LLC Agreement.

D. <u>Transactions with Related Parties-</u>

Neither the Company nor its Affiliates shall enter into any transaction with any Member, Board Member, Manager, officer, or employee of the Company or their respective Affiliates (other than any transaction which may be specifically acknowledged and consented to within this Agreement or was disclosed in the offering materials provided to investors in the Company) unless approved by a Majority Vote of all Board Members and a Majority Vote of all Board Members excluding the Board Members who are parties to such transactions. In the event that there are no Board Members who are not interested parties to such transactions, then the transactions require the approval of disinterested Members holding a Majority of Units held by disinterested Members. No provision herein shall preclude the Manager from agreeing to pay reasonable compensation to officers, employees and independent contractors of the Company for services rendered to the Company for operational roles in the Company.

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of ten percent (10%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company intends to enter into the following related party transactions:

o Employment Agreement with Gabriel Orr with an initial base salary of $25,000, which will increase based on funds raised, with a maximum of $80,000, for the remainder of 2024. The compensation may be increased thereafter by the Board of Directors in compliance with the Affiliated Transaction provisions of the LLC Agreement.

o Employment Agreement with Debra Sweeney with an initial base salary of $25,000, which will increase based on funds raised, with a maximum of $80,000, for the remainder of 2024. The compensation may be increased thereafter by the Board of Directors in compliance with the Affiliated Transaction provisions of the LLC Agreement.

○ Employment Agreement with Brent Orr with an initial base salary of $25,000, which will increase based on funds raised, with a maximum of $80,000, for the remainder of 2024.   The compensation may be increased thereafter by the Board of Directors in compliance with the Affiliated Transaction provisions of the LLC Agreement.

The purchase of the Company's Securities by the Co-Issuer in order to acquire the Investor's indirect interest in the Company through the purchase by Investors of the Co-Issuer's Securities may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

24.   Neither the Issuer nor the Co-Issuer have any material indebtedness.

25.   The Issuer has not conducted any exempt offerings in the past three years.

26.   No Previous Reg CF Offerings. Neither the issuer nor any entities controlled by or under common control with the issuer was or is a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

FINANCIAL CONDITION OF THE ISSUER

27. The Issuer has no operating history.

28. Description of the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. Please see Section 7.

The Issuer is a start-up with limited assets. Its assets include the business plan, Trade Secrets, preliminary agreements with vendors and other key partners, agreements with other third parties, business relationships and other elements related to the execution of the business plan contributed to it by its founders.

When this offering closes, the Company will commence execution of its business plan as described in Section above. The proceeds from the offering are essential to enter a lease purchase contract for a building which be the first site to accommodate the Company's sprout growing system. The building will need some upgrades and retrofitting which are projected as follows:

Item	
Building	$ 75,000
HVAC (Climate Control)	$ 22,300
Fans & Airwalls	$ 25,000
Grain Bins	$ 30,000
Flex Augers	$ 7,000
Seed Cleaner (Clipper 224)	$ 20,700
Electrical/Controls & Automation	$ 70,000
Other	$ 0
Facility Subtotal	**$ 250,000**

The next priority will be to acquire a first group of 85 cattle. These will be taken through the feeding program to ensure the desired meat quality and nutrition levels are achieved. The Company will need to advance approximately $750 per head and finance the balance of costs associated with feeding and managing the cattle. Thus, the initial capital needed for cattle purchases will be approximately (85 x $750) = $63,750.

The next level of expenditures will be related to marketing and advertising. The social media management provider will require approximately $10,000 per month for services and various inputs. Additionally, the Company intends to retain the services to of a second video marketing and promotion firm for approximately $7,500 a month to help us reach a much larger online audience.

Finally, should the Company successfully raise the capital required to execute the steps described above, it will build our PLAINVIEW team to handle day-to-day operations.

All of the elements above can then be scaled appropriately to match our available capital on hand and the current market demand for PLAINVIEW Beef.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

29. **The financial statements required under Form C/A are attached as Exhibits A-1 and A-2. The officer's certificate required by Form C/A is attached as Exhibit A-3. This Certificate provides:**

    I, certify that:
    (1) **the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and**
    (2) **The tax return information of the issuer included in this Form, if any, reflects accurately the information reported on the tax return for the issuer filed for the fiscal year ended [date of most recent tax return].**
    [Signature]
    [Title]

30. **Regulation Crowdfunding offerings are subject to "bad actor" disqualification provisions, which can disqualify an offering of securities from being exempt from federal and state securities registration requirements. The Rules provide that an offering will not be disqualified if the issuer exercised "reasonable care" to determine if any of the relevant participants in the offering triggered the "bad actor" disqualification provision.**

Accordingly, the Company has hired an outside firm to investigate whether the Company is subject to the "bad actor" disqualification rules and has received a positive report that the "bad actor" disqualification provisions are not applicable.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

OTHER MATERIAL INFORMATION

31. Additional Information. In addition to the information expressly required to be included in this Form and additional information included by the Issuer, the Issuer hereby provides as Exhibit __the following information:
      (1) any other material information presented to investors; and
      (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The Issuers will file a report electronically with the Securities & Exchange Commission annually and post the report on their shared or respective websites, no later than 120 days after the end of their fiscal years.

Once posted, the annual report may be found on the Issuers' shared or respective websites at: plainviewbeef.com and plainviewbeef.com

Each of the Company and the Co-Issuer must continue to comply with the ongoing reporting requirements until both such entities:
1) are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) have filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) have filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) repurchase or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) liquidate or dissolve their business in accordance with state law.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Gabriel Orr
(Signature)

Gabriel Orr
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Gabriel Orr
(Signature)

Gabriel Orr
(Name)

CEO of the Manager of the Co-Issuer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Gabriel Orr
(Signature)

Gabriel Orr
(Name)

CEO
(Title)

1/22/25
(Date)

/s/Debra Sweeney
(Signature)

Debra Sweeney
(Name)

CMO
(Title)

1/22/25
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Audited Financial Statements of Company and Co-Issuer
Exhibit B	Left blank intentionally
Exhibit C	Video Transcript
Exhibit D	Subscription Agreement
Exhibit E	Operating Agreement of Co-Issuer

EXHIBIT A

Audited Financial Statements of Company and Co-Issuer

EXHIBIT B

[LEFT BLANK INTENTIONALLY]

EXHIBIT C

Video 1:

As we've looked around at the grass-fed beef available out there, there's a lot out there. It's easy to go find grass-fed beef. Most of it is probably healthier for us, but it's also tough and lacks some taste. And we feel like we've been able to come up with a process that's going to revolutionize that and allow us to take grass-fed beef to another level and revolutionize the industry by developing a tenderness in the meat, developing the marbling and the muscle in those cattle that doesn't happen today. So we're excited about that.

Video 2:

We wanted to create a healthier meat product because we actually live that experience too through our family, and we want healthy alternatives. So we're looking for that as well. There's a need for that. And then we also love to help people to get into good investments, right? So we feel like we've vetted through a list of many of them, and we feel like this is something we can understand and we can do all the things that are needed to be done to evaluate it. And this is something we really believe in.

Video 3:

Our process is we're going to be able to control the growing environment, control the food, deliver the food to the cattle so that they don't have to walk miles and miles a day to get that food. It allows them to live the last 120 to 180 days of their life in a more cushy environment. When that happens, they naturally develop the muscle marbling that's required to meet USDA grading standards. And the reason it's required there is because that's what's necessary to achieve tenderness and taste in the meat. That marbling cannot occur when they're out walking miles and miles a day to get enough food. So I really do believe that the process we're planning to use is a game changer. It's certainly our aim, and it's also not been possible because you couldn't grow that amount of grass right and bring it to the cattle so they could eat it in an efficient way. We're able to do that through our automated growing centers. And we also believe the nutritional value of that grass they're eating is actually superior to pasture grass. We have a very strong belief that our cattle would be, if not as healthy, potentially healthier.

Video 4:

We want things in plain view. So we started this because we want people to understand what they're eating and how it's being made, what the process goes into it. And we also want to help people to be involved in the process. So we want to provide an opportunity for people to be able to invest and be an owner in what we're doing and have oversight on what goes into and all the hard work that goes in behind it. Yeah, it seems like we've developed a frustration that's led to a distrust. When we go to a grocery store, we go to websites that make claims of organic food or organic beef. And we always find ourselves questioning, what's that really mean? What's really gone into that meat? How could we create something that would be better than that, that people could really trust and actually have some involvement in. So that's a neat part of what we're doing, allow our investors to be involved, to be a consumer, to be a subscriber, to get their beef from us and participate with us in how we do it, what we do and we'll keep everything in plain view.

Video5:

We have partnered with a platform called Equity Vest. The mission behind Equity Vest is to gather an opportunity for faith-based investors to hear about people of faith with a focus on building the kingdom and really doing things that would champion the cause of faith around the world and support the gospel going into the far-reaching places. And I think that's something that we never lose sight of. But we also understand it takes resources and it takes partnership for these things to be successful and it's not just one person doing their own thing. It's all of us doing our part and when we all do our part, it makes a tremendous impact. But having seen both sides of that, what's most important is the faith aspect of this for me.

Podcast – Video 6:

Today, I'm here with Gabe or actually a buddy of mine from back when I went to Oral Roberts University, good basketball player. I did beat him a few times but that's, that's then but Gabe has started this amazing company where he's a founding member of that's called Plain View Beef Company. And this is super exciting because basically Gabe essentially is trying to take grass fed beef, legitimate grass fed beef, grass fed grass finished, you know, to all of us here in the United States of America. So Gabe, can you just give me a little rundown of kind of where this came from? I've done a lot, lot since last time. I, I thought we, we got together at Old Robert. But ho how did this all come about? Yeah, absolutely, man. I appreciate you having me on and it's great to, to connect this way and yeah, I have to admit you, you beat me more than I beat you at basketball. So, so at least we get, we get that out of the way. Playing view beef is, is it started really from,, I guess a frustration or an irritation. I, I've lived overseas for some of my journey and then coming back to the US and having young kids now and going to the grocery store and just seeing all these advertisements and all these labels and it's like, what does this even mean? Trying to, to figure, figure out what are we really eating here? And so I think it's just plain view is really what, what we wanna be, we want things to be in plain view and we believe sunlight is the best accountability. So let's just shine the light on what we're doing, all of our practices and how, what everything that goes into it and let's let people really see what they're eating and understand what goes into it. So, let's keep it in plain view. That's, that's really the, the short message behind what we're trying to do, man. I love it. And so your I mean, I know for my patients, you know, I think I mentioned you before like they go get grass fed beef, 100% grass fed. That's the sticker says and then they are getting sick from it or like, you know, got digestive issues, they go down the street to their buddy who's got a farm who's, you know, as the cows running around in the fields and, you know, but it, they eat that and they're totally fine. Like, what is the deal? So I don't know if, you know, II, I don't exactly know because I'm not in the industry, you know, what exactly is happening behind the scenes. But I think that's huge. What you're saying right there is. Yeah. Damn. I, I didn't even realize playing views is that's where that, that name is from. That's, that's awesome. I like, yeah, cool. Yeah, I mean, absolutely. Like we, we've all lived it. Right. You, you you think that you're getting what, what you're, what organic or 100% natural or all these different things that people say about the food that we eat and it's like they do it, but it's like a minimum requirement and then they figure out a way to get around it and they figure out a way that they can make more money and all of the things we've all lived. Right? And so obviously we, we wanna make money, we're in business to make money, but first and foremost, we wanna give people a healthy product that, that their body can recognize as something that's gonna help them. I mean, if that wasn't our number one goal in this, we, we, we, we shouldn't get in it. because we're not differentiating ourselves from what's out there. So, the processing of the meat, the way the animals raised a healthy animal, it, it starts with the healthy animals. So if you have a healthy animal, then you're gonna have a healthier, healthier by product. And so it's that, but then it's also can you measure it, can you measure the inputs? Can you, do you understand all the variables that go into the animal and can that can you, can you quantify that and data and repeatability and, and all of these things. So this is what we're trying to do is merge traditional cattle methods with modern technology to help us to produce a product that can actually be held accountable that we can actually just be like, it's as simple as here's how we grow the feed for our cattle. Here's what we give them, check it out. It's, it's very much in plain view and then tell me that it's not healthier than what you're getting at the grocery store and I think people will get it right away. So nice. Yeah, I was thinking it's, you guys are basically using technology for good. You know, we're, we're here that that's an interesting concept, right? The terribleness of technology and how it's, you know, is this deplorable thing and how it's, it's destroying humans, all this kind of stuff. But which, of course, it's, it's used for a lot of terrible things,, or it gets skewed in the end of many times. But, yeah, I think it's amazing,, because we got all these people who want to eat real food,, and, and want that opportunity. But, and in most ways, technology, you know, all these hybridization and, you know, genetic modifications, all this kind of stuff is actually, you know, may made life a lot more difficult for the majority out there unless you're just, you know, really dialed in you, you know, get your own homestead going, which I'm not gonna have a homestead. So I'm glad you're, you're making that, that possible. So can you, cause you told me that you grew up in a farming family, right? You were, you've had c they in Yeah. Yeah. So my,, my family, my,, my grandpa and then his father before and they, they homesteaded in Kansas. So they started the farm. It's been with the family ever since it was homesteaded. So 100 plus years,, same place in Kansas and, thousands head of cattle, if not, hundreds of thousands have gone through there. So,, my, my grandpa and then my, my uncle now lives on the family farm. , he's, he's about to turn 80 he's still honorary and he still likes to, to tell me all kinds of stories and shoot holes and all. And this idea, which has really been amazing because I've gotten to sit down with him and talk through all aspects of this raising cattle, all the different things that go into it. And, you know, he's also a part of this as an advisor and we're just super excited to be able to think generationally to learn from the things that have been done and, and honor and just give so much props to all the hard work that the families put in. But also then bring this new application technology, all of the things that have gone into this and, and kind of marry that together, right? Take the best of what they've done for all these years and respect and honor and give the credit that's due and then try to, to bring merge in this technology which, you know, it can be like you said, it can be scary for people. But what we're trying to do is use technology to make it repeatable, make our inputs, something we can measure and filter and, and all of these different things and, and identify where the weaknesses are in the current way that cattle are raised and then use technology to help us to, you know, make sure that there's no contaminants like completely contaminant free and we can, we can monitor that we can repeat that. And so that's the power of technology. Nice. Nice. Yeah. So can you give me a rundown exactly of what, what's happening there. As far as, you know, you got these cattle that, that are, are under your, your guys and then as far as the feeding practices and, and kind of how you're going about,, basically, you know, making sure they're grass fed, the grass fed process is, is, is golden. Yeah, great, great questions. So we're, you know, the cool thing about what we're doing is,, and, and obviously the, the interesting thing and, and something I've learned in, in finance, in the financial markets and also in, in developing other start ups throughout the years is economies of scale. It's so important being able to do things on a certain scale that allows you to really, you know, maximize the technology and the different things that are there. So, first of all, the, the project is a scalable project so it can, it can be done in a number of different places. So it's not one place or one location, it could be done, but really the, the power in it is about the growing center. So the growing center is what grows the feedstock for the cattle. And what that does is take just modern technology and it, it marries it with non GMO grain. So barley wheat, you take that and you give it, you put it through the system and it doesn't take any light, but it takes the right amount of water, the right circulation, the right amount of air and then just a little bit of time. And what that does is it sprouts it and it gets it to right to the stage where it has green lush grass, but it doesn't actually reach photosynthesis. And so what happens is that all the enzymes, all of those things that are so healthy for us and for the cattle are so much more digestible before the plant goes through that stage. And so we, what we found is when the cattle eat it, they get all of the benefit of like 400 to 500% more nutrients. And the real X factor here is that they can digest it. It's in digestible form. So they don't lose that protein, they don't lose those enzymes in the digestive process, they actually use it. And so it's just amazing how much healthier the cattle are. And so, and they gain better. So the protein that is actually used by the animal very similar to humans, you know, when we have digestible protein versus this protein that they sell us. And then it's like we just get rid of it out the other end, right? And, and so the same thing happens with the cattle. So we, we're finding some truly amazing results and we've fed this to, to other animals as well. And interestingly enough, they're just starting to feed it to some chicken farms and they're finding that 100% diet of this exact same ration, the chicken poo doesn't even stink like it's, it's, it's absolutely crazy how much healthier the animals are when they get good quality feed. So, wow, that's super, that's super. So you, you feed the animals, this is like fodder. Is that what you call it or? Yes. Yeah. and then, and that's what they, they would basically subsist off during, during their lifespan. So, yeah, so let, let me just speak into that for a second. So cattle are, are almost all over the US are raised from the time they're born till they reach about £800 on grass. So even the, the grain fed stuff that we get in the supermarkets are grass fed for a certain portion of their life. But then what they do is they bring them into these highly confined lots and they feed them these rations full of corn and, and mixed,, stylish and all these different feedstocks and the cattle, you know, then get that and that just bloats them up to like 13 £1400. And then, and then that's where we get the current meat that we eat, got it, got it, got it. So you would be,, after those eight months, that's where you basically coming in and making sure that,, instead of getting, you know, the GMO corn and you know, all this glyphosate residues and all these pesticides, herbicide junk coming in soy stuff. You would be, you would be getting them the,, non GMO, you know, wheat barley. Exactly. So we get all non GMO seed and then we take that seed and we put it into our technology growing center and we monitor every input. So there's no outside variables. We can control all of it. And so we don't need to put any fertilizers, any pesticides, any hormones, nothing. So it's just water, seed and time and we take that feedstock then after a certain period of time and when we, we get it to reach the ultimate nutrition level for, for that particular whether it's wheat or barley, it reaches all the enzymes, all the proteins, we get it to that maximum level and we literally feed it within minutes from the time we harvest. So they're getting super fresh feed with the highest nutrient content. Gotcha. And so would this be so like a, a farmer in Washington State or a farmer in Texas or a farmer in Kansas or wherever they, they would, they could, they would all use this. Yeah. A absolutely. It could be done. And that's where I was speaking into the, the economies of scale because it's extremely expensive equipment. So you need to spread it, spread it over a large herd of cattle to make it economically viable. So, one of the cool things about what we're doing is, we're, we're trying to appeal to those people that want to eat this stuff and want a homestead or, or want a different path, but they can't afford to, you know, it's not economically viable to do this for two or three head or, or even 100 or 200 head. You gotta have a herd of a couple of 1000 for it to really start to, to do well. So what I'm trying to do is say, let's do this in several locations and let people come. If you want this meat, why not be an owner in what we're doing? And so get them involved on the ground floor. And then I want to have conversations with people like you Matt that, that I can just share with them all the process that goes into it and, and so they can come along the journey and have ownership and, and be a part of what we're doing. Gotcha. Gotcha. And so right now, is there like a certain farm you're, you're starting with or a certain space you're starting with or a group? Yeah. So we have we have some, some guys. So I, I grew up in, in Colorado farming and ranching with my family, our family farms in Kansas. I grew up in Colorado. We, we were raising cattle there as well and potatoes and, and corn and, and, and living the farm life, right? And, so we have a lot of friends there and a lot of long time relationships. And,, so we're gonna, we have the option to start either in Kansas or, or it may be a combination of all three, depending on the, the fundraise and, and the, the capital, but we'll start in Kansas, Oklahoma and Colorado. , we have the ability to, to scale it all of those, operations to several 1000 head of cattle and then obviously space and, and water and all the other things that go into, it will dictate where we move next. And we can certainly do it in certain parts all over the country. But the important thing is that we have the, the right environment and variables for the cattle to be raised and fed exactly the way we need them to be nice. Nice. Yeah, one thing I thought was cool is a lot of people talk about how, you know, if they get the grain for the standard stuff, it's like really tender, they get the other stuff. It's a little tougher. you know, the stuff. And so for the person that's going to get a burger all the time or, or you just get that steak or that filet mignon, they just love you were mentioning to me that one of the things or maybe you just explain to people why you know, so as far as the, the space required for an animal to be literally 100% grass fed all the time. , versus, you know, all, all the ruminating and walk around they have to do and how that can kind of change,, change. Absolutely. A great question, changes the flavor profile of the meat. , so, I mean, a, a typical grass fed,, animal when it gets above that £800 mark, it's actually needing about £100 of grass, dry matter grass a day to, to actually consume enough to, to meet its energy requirements and then gain and put on the weight that it needs. So, in that process, if it's a free, free ranging, gotta go forever to find that grass, the cattle will typically roam 3 to to 6 miles a day to find that £100 of grass that they need. And so what we're trying to do that's pretty innovative is that technology can be and the harvest process that can happen every single day for every animal for the amount and quantity that it needs to have. And so they're eating this super high nutritious grass and it's we're bringing it to them so they don't have to go looking for it. And so what happens in that is the, the muscle development in the, the cattle happen in a more natural and a more long term basis. And so they, they tend to be able to then put the energy into growing themselves quicker as opposed to what they would do to just, you know, roam around. So it takes like half the time to get them to the same weight requirement. And then in that process, the meat stays a lot more tender because the muscle is not working into putting energy into finding food, but it's rather putting into growing, growing the, the animal. So, and, and we, we also believe and put a lot of research and a lot of data into this that the, the fat content in that muscle, which is also the flavor profile and where you get the different cuts of meat. And obviously, you can, you can eat a sirloin steak and you can eat a rib, eye steak and the fat profile that is different. So,, but if you want that real tasty, you know, fat profile, then in a grass fed,, sprout finished animal, like what we're gonna do, it's, it's gonna be, a lot more nutritious full of Omega three fats and a lot of other things that are, are just really good for you. So that's pretty exciting as well. That's awesome. But yeah, because you figure like, and a grain fed cow, you know, it's gonna have like a 9 to 1 Omega six to Omega three ratio, which is like we don't want that super inflammatory super irritating. It's what every American is trying to get away from. Or at least we're told we're supposed to a lot. Most people aren't actually act, act on that. Whereas the, the grass and c, you know, like you're doing, that's like a 2 to 1 ratio, which is like a, so it's like you're getting nine x nine times the amount of omega six fatty acids, the more, more proinflammatory irritating fatty acids, you know, ones that they are so me, some membranes really rigid, you're getting bad for getting, you know, eating grain fed, standard beef all the time versus you could literally be getting this, you know, almost like ultimate food in the, in the grass fed piece of beef. That's Superman super. So where would then say you're they're like, man, I wanna buy that sounds awesome. You know, I, I wanna get, I wanna get some, you know, plain view beef. What, how does that process work or what's, what's the, the timetable without any ideas? Yeah, awesome. So I think I don't know if it was a couple of months ago or, or so that we talked when I first was kind of kicking this around and saying, hey, let me in on all your wisdom on the health side and help, help me on this. But from that time, we, we were kind of thinking we build up our herd and then we would put out our product line and, and go ahead and sell the beef directly to the consumers. Well, we we're gonna do that for sure. But before we take that step, we decided, hey,, we're hearing a cry from the groundswell of people that want to know what they're eating and also want a homestead and also would love to raise cattle and be a part of it. So we're saying, why not just back up a step. Let's just let people be a part of this. And so, so what we're doing is we're, we've put out a program which we're gonna invite investment and for just a minimum investment of $500 we're gonna give AAA five year discount on all the meat and then you'll be on the short list and the priority list for any meat as it comes along. So what we're doing is gonna raise capital to build our herd. We're gonna start with 100 and 50 head and we're gonna scale that to 1500 head and then 3000 head of cattle as the capital comes in and those people that invest with us are also gonna have the priority right to, to get the meat from the cattle. They're also gonna get to follow the story as we build this all out and do it together. And so, and then, and then they're gonna get, you know, obviously, we can't, our projections show that they would get a, a pretty nice return over about a five year period of time. So all of that's gonna happen within the next 30 days. So we're really excited to launch that and get people on the investor side. But also we want obviously to have subscribers for the meat or, or even just purchases of the steak that the ground beef, whatever. So you can check out our, our website. It will be plain view, Plainview beef.com. And we'll be putting up our retail shop there,, in the coming months as we begin to raise the cattle and it's gonna take us about six months to, we, we currently have cattle that we, we have at £800. So we're gonna bring those to the point where we can finish them through our process, but that's gonna take about 6 to 8 months. Gotcha. Awesome. Ok. So we basically need to go to Plain View Beef. My leave you.com. Yeah. And then,, you got like some kind of, you can sign up for an email or just get a, get a, some subscription or, or basically get, so you can basically let them know,, when,, when this is gonna be available or, or just have something, make it, make sure that they don't know. I'll put it out there when you let me know what's available, I'll put it out there. Awesome. If you wanna check out Plainview beef.com, if you know anybody,, I personally don't have any vested interest. I mean, I love Dave and I, I'm 100% behind his vision. I know he's a, a solid man of God and a,,, just a, a, an honest human being who, who has been helping people all his life and will continue. So I'm, I'm behind 100% but I, I'm not,, I'm not getting anything from any of this. , I just wanna get, get G's vision out there. So if you know anybody or you know, anybody that's in the beef or you know, raising cattle, homestead and that kind of stuff, definitely share this with them so that you know, they, they can know this and then have this opportunity to get involved or you know, use this as part of what they're doing at their homestead. Yeah, appreciate that, Matt. And we also are offering this more information on the investment side through a website called Equity vest.com and you'll find all the details to, to become an investor there with Plainview beef as well. So either place. but 11 of the cool things we're doing is offering this to the faith based community where you can and there's other investments there. So as an exchange where people can really see other faith based creators that are trying to do things to maybe disrupt the current flow of the way business is going. Awesome, sweet. Yeah, so I'll put all those links below. So you can see those and you can check, check them out to be super good stuff. Dabe anything else you wanted to mention? I'm good. I'm good. I, I really appreciate your time and you know, this is exciting that we can connect with people that are really conscious of their health and, and just have the same life passions. You do not, I mean, it's just always great to connect with people such as yourself that just have share our values and our the experience of trying to be, be healthy and just do things the right way. Yes, sir. Yes sir.

EXHIBIT D

Subscription Agreement

EXHIBIT E

Co-Issuer Operating Agreement